FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 29, 2010, announcing that Registrant has completed its previously announced acquisition of Wavestream Corporation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 30, 2010	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Completes Acquisition of Wavestream Corporation

Petah Tikva, Israel, November 29, 2010 - Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, has completed its previously announced acquisition of Wavestream Corporation. Wavestream, a leading provider of high power solid state amplifiers, was acquired for approximately $130M and an earn-out over the next 12 months of up to $6.8M.

Wavestream’s family of Ka, Ku, X and C-band Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) provide systems integrators with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide. The company’s products have been selected as key components in a number of DoD programs and it has an extensive tier-1 customer list of DoD system integrators. Gilat expects to leverage Wavestream’s technology and sales reach to further enhance its market position in the government sector.

Wavestream is expected to generate revenues of approximately $70 million in 2010 and have a positive EBITDA of between 15 and 20%. The acquisition is expected to be accretive.

“Wavestream is a leader in high power SSPA technology and the acquisition is a good fit to Gilat’s strategy to enter the Defense market,” stated Amiram Levinberg, Gilat’s CEO and Chairman of the Board. “Wavestream’s business has grown and been profitable these last two years and we look forward to continuing and developing their successful performance".

Wavestream will operate as a separate business unit. Wavestream’s highly experienced management team has agreed to stay with the company and Cliff Cooke will remain CEO of Wavestream, reporting to Amiram Levinberg.

“Gilat is a leading player in the SATCOM industry, and we are proud to join it. I am looking forward to the synergies between Wavestream and Gilat’s international and domestic US business.” said Cliff Cooke, Wavestream's CEO.

About Gilat Satellite Networks

Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdgeTM and SkyEdge II Product Family. Gilat provides an expansive range of low profile antennas for satellite on the move application, under the name RaySat Antenna Systems and the StealthRayTM product family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments.
Visit Gilat at http://www.gilat.com/.

About Wavestream

Wavestream designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. The company’s innovative, patented Spatial Power Advantage™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Wavestream’s headquarters are located in San Dimas,CA, with an executive office in San Diego, CA and a design center in Singapore.
Visit Wavestream at www.wavestream.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Relations Contact:
Tom Watts
+1 (212)-735-8920
twatts@wattscapital.com